Exhibit 99.3

Execution Version

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS OF
SERIES A CONVERTIBLE PREFERRED SHARES
OF
VERTICAL AEROSPACE LTD.

I, Stuart Simpson, hereby certify that I am the Chief Executive Officer of Vertical Aerospace Ltd. (the “Company”), an exempted company incorporated with limited liability in the Cayman Islands, and further do hereby certify on behalf of the Company and not in my personal capacity:

WHEREAS, that pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Board, or a committee thereof, on April 20, 2026, adopted resolutions creating a series of three hundred twenty five thousand five hundred ninety (325,590) preferred shares having a par value of $0.001 per share, designated as “Series A Convertible Preferred Shares”;

WHEREAS, that, in accordance with the provisions of the Memorandum and Articles of Association, the Board authorized the establishment, allotment and issuance of a series of preferred shares, par value $0.001 per share, of the Company designated as “Series A Convertible Preferred Shares” and fixed the designation and number of shares thereof and the voting and other relative rights, powers and preferences of the shares of such series and the qualifications, limitations and restrictions thereof, as set forth in the Certificate of Designations of Series A Convertible Preferred Shares, dated April 20, 2026 (the “Original Certificate of Designations”); and

WHEREAS, that, in accordance with the provisions of the Memorandum and Articles of Association, the Board, on August 11, 2026, approved the amendment and restatement in its entirety of the Original Certificate of Designations in the form of this Amended and Restated Certificate of Designations (this “Certificate of Designations”).

WHEREAS, on August 10, 2026, the Required Holders, by written consent, approved the amendment and restatement in its entirety of the Original Certificate of Designations in the form of this Certificate of Designations.

NOW THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board and in accordance with the provisions of the Memorandum and Articles of Association, the Original Certificate of Designations shall, subject to approval of the Required Holders, be amended and restated as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED SHARES

1.             Designation and Number of Shares. There shall hereby be created and established a series of preferred shares of the Company designated as “Series A Convertible Preferred Shares” (the “Preferred Shares”). The authorized number of Preferred Shares shall be 325,590 shares. Each Preferred Share shall have a par value of $0.001 and shall be uncertificated and represented in Book-Entry form unless and until otherwise determined by the Board. Capitalized terms not defined herein shall have the meanings as set forth in Section 31 below.

2.             Ranking. For so long as any Preferred Shares are issued, except (x) as permitted pursuant to Section 15(e) or (y) to the extent that the Required Holders (as defined below) expressly consent to the creation of Parity Shares or Senior Preferred Shares (as defined below) in accordance with Section 18, all shares in the capital of the Company shall be junior in rank to the Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior shares is referred to herein collectively as “Junior Shares”). The Preferred Shares shall rank junior to any existing Indebtedness as of the Subscription Date as well as any Permitted Indebtedness incurred on or after the Subscription Date. The rights of all shares in the capital of the Company shall be subject to the rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of holders of at least a majority of the issued Preferred Shares (provided that such holders must include Yorkville Advisors Global LP or its Affiliates (collectively, “Yorkville”) for so long as (i) any Preferred Shares are issued and (ii) Yorkville beneficially owns any of the issued Preferred Shares) (collectively, the “Required Holders”), voting separately as a single class, the Company shall not hereafter authorize or issue any additional or other shares in the capital of the Company that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Shares”), (ii) of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Shares”) or (iii) any Junior Shares having a maturity date or which is mandatorily redeemable or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date no Preferred Shares remain issued, except, in the case of the foregoing clause (i) and (ii), to the extent permitted pursuant to Section 15(e). In the event of the merger or consolidation of the Company with or into another corporation, so long as any Preferred Shares remain issued, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall be consummated if it would result in the Preferred Shares being treated in any manner inconsistently with the foregoing, unless the Company has exercised its right of Company Redemption in full prior to or in connection with such merger or consolidation and actually pays the applicable Company Redemption Price prior to or simultaneously with such merger or consolidation.

3.             Dividends.

(a)            Dividends. From and after the occurrence of any Triggering Event (each, a “Trigger Date”) and during the continuance thereof, each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”), shall be entitled to receive dividends (“Dividends”) on the Stated Value of its Preferred Shares at the Dividend Rate (as defined below), which shall be payable “in kind” in the form of additional Preferred Shares as provided herein. Dividends on the Preferred Shares shall commence accruing on the Trigger Date and shall be computed on the basis of a 360-day year and twelve 30-day months. In the event that such Triggering Event is subsequently cured (and no other Triggering Event then exists), dividends shall cease accruing effective as of the calendar day immediately following the date of such cure. If, as and when declared by the Board out of funds legally available therefor to the maximum extent not prohibited by Cayman Islands law, any such Dividends shall be payable quarterly in arrears on the last Trading Day of each quarter (each, a “Dividend Date”) during which such Dividends accrue, and, on each Dividend Date, the Company shall issue additional Preferred Shares (“PIK Shares”) to each holder equal to the quotient of the (x) the aggregate amount of Dividends accrued on such Holder’s Preferred Shares and (y) the Stated Value. The Company shall promptly after each Dividend Date deliver to each Holder Book-Entry receipts evidencing the issuance of the PIK Shares on such Dividend Date, if any such PIK Shares are so issued on such Dividend Date. Dividends on the Preferred Shares as provided in this Section 3(a) shall accrue and be payable whether or not declared, set aside for payment or otherwise authorized by the Board and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends, such that if Dividends are not paid as provided in this Section 3(a), the unpaid Dividends shall accumulate until paid.

4.             Conversion. At any time after the Initial Issuance Date, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable Ordinary Shares (as defined below), on the terms and conditions set forth in this Section 4.

(a)            Holder’s Conversion Right. Subject to the provisions of Section 4(d), at any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any Preferred Shares held by such Holder into validly issued, fully paid and non-assessable Ordinary Shares in accordance with Section 4(c) at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Ordinary Shares upon any conversion. If the issuance would result in the issuance of a fraction of a share of Ordinary Shares, the Company shall round such fraction of a share of Ordinary Shares up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Preferred Shares, except any such taxes that are due because the converting Holder requests those Ordinary Shares to be registered in a name other than the Holder’s name.

(b)           Conversion Rate. The number of Ordinary Shares issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)            “Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (A) the Stated Value thereof plus (B) any Additional Amount thereon as of such date of determination.

(ii)           “Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, the lesser of (x) $3.588, in the case of any Preferred Shares issued on the Initial Issuance Date (or, in the case of any Preferred Shares issued on any Additional Issue Date, 120% multiplied by the Closing Sale Price of the Ordinary Shares on the Trading Day immediately prior to such Additional Issue Date) (such price described in this clause (x), “Fixed Conversion Price”), and (y) 96% of the lowest VWAP of the Ordinary Shares during the five (5) consecutive Trading Day period immediately preceding but not including the Conversion Date (such price described in this clause (y), “Variable Conversion Price”), provided that the Variable Conversion Price shall not be lower than the Floor Price and subject to adjustment as provided herein.

(c)            Mechanics of Conversion. The conversion of each Preferred Share shall be conducted in the following manner:

(i)            Optional Conversion. To convert a Preferred Share into Ordinary Shares on any date (a “Conversion Date”), a Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York City time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. On or before the first (1st) Trading Day (or the second (2nd) Trading Day, if the Conversion Notice is received after 7:00 p.m., New York City time, on the Conversion Date) following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of such Conversion Notice, substantially in the form attached hereto as Exhibit II, to such Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day (or the second (2nd) Trading Day, if the Conversion Notice is received after 7:00 p.m., New York City time, on the Conversion Date) following each date on which the Company has received a Conversion Notice (the “Share Delivery Deadline”), the Company shall: (1) provided that the Transfer Agent is participating in DTC’s Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of Ordinary Shares to which such Holder shall be entitled pursuant to such conversion to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in FAST, upon the request of such Holder, issue and deliver (whether via electronic email or reputable overnight courier) to the address as specified in such Conversion Notice, a Book-Entry statement, registered in the name of such Holder or its designee, for the number of Ordinary Shares to which such Holder shall be entitled. If less than all of the Preferred Shares then held by a Holder are submitted for conversion pursuant to any Conversion Notice, then the Company shall, as soon as practicable and in no event later than two (2) Trading Days after receipt of the applicable Conversion Notice and at its own expense, issue and deliver to such Holder (or its designee) a new Book Entry (in accordance with Section 20(c)) representing the number of Preferred Shares not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date. References herein to a “conversion” or “exchange” of Preferred Shares shall mean the automatic repurchase without notice of the Preferred Shares and, on behalf of such holder(s) of Preferred Shares, the automatic application of the repurchase proceeds in paying for such new Ordinary Shares into which the Preferred Shares are to be converted or exchanged. For the avoidance of doubt, upon the conversion of any Preferred Shares pursuant to a Conversion Notice, such Preferred Shares so converted will be deemed to cease to be outstanding unless such Conversion Notice has been rescinded by the Holder in accordance with the Transaction Documents.

(ii)           Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, if the Transfer Agent is not participating in FAST, to issue and deliver to such Holder (or its designee) a Book-Entry for the number of Ordinary Shares to which such Holder is entitled and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit such Holder’s or its designee’s balance account with DTC for such number of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion of any Conversion Amount (as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to such Holder, such Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, all, or any portion, of such Preferred Shares that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 4(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to such Holder (or its designee) a Book-Entry and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below, and if on or after such Share Delivery Deadline such Holder purchases (in an open market transaction, shares loan or otherwise) Ordinary Shares corresponding to all or any portion of the number of Ordinary Shares issuable upon such conversion that such Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to such Holder, the Company shall, within three (3) Business Days after receipt of such Holder’s request and in such Holder’s discretion, either: (I) pay cash to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commissions, shares loan costs and other out-of- pocket expenses, if any) for the Ordinary Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such Book-Entry (and to issue such Ordinary Shares) or credit to the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) (and to issue such Ordinary Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to such Holder a Book-Entry representing such Ordinary Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Ordinary Shares multiplied by (y) the lowest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II). Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver a Book-Entry representing Ordinary Shares (or to electronically deliver such Ordinary Shares) upon the conversion of Preferred Shares as required pursuant to the terms hereof.

(iii)          Registration; Book-Entry. The Company (or the Transfer Agent, as custodian for the Preferred Shares) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 20, provided that, subject to Section 19, if the Company has granted its consent to an assignment or other transfer (or such consent is not required in accordance with Section 19) and the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Each Holder and the Company shall maintain records showing the Stated Value, Dividends converted and/or paid (as the case may be) and Late Charges converted and/or paid (as the case may be), and the dates of such conversions and/or payments (as the case may be), or shall use such other method, reasonably satisfactory to such Holder and the Company, and if the Company does not update the Register to record such Stated Value, Dividends converted and/or paid (as the case may be) and Late Charges converted and/or paid (as the case may be), and the dates of such conversions and/or payments (as the case may be), within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of the Company establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a Book-Entry, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such Book-Entry may be less than the number of Preferred Shares stated in the most recent Book-Entry statement delivered to the Holder. Each Book-Entry representing Preferred Shares shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS INSTRUMENT SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SERIES A CONVERTIBLE PREFERRED SHARES REPRESENTED BY THIS INSTRUMENT, INCLUDING SECTION 4(c)(iii) THEREOF.

THE NUMBER OF SERIES A CONVERTIBLE PREFERRED SHARES REPRESENTED BY THIS INSTRUMENT MAY BE LESS THAN THE NUMBER OF SERIES A CONVERTIBLE PREFERRED SHARES STATED ON THE FACE HEREOF PURSUANT TO SECTION 4(c)(iii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SERIES A CONVERTIBLE PREFERRED SHARES REPRESENTED BY THIS INSTRUMENT.

(iv)          Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a Holder Pro Rata Amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date. In the event of a dispute as to the number of Ordinary Shares issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 25.

(d)           Limitation on Beneficial Ownership. The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such Holder and the other Attribution Parties shall include the number of Ordinary Shares held by such Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred shares or warrants, including the Preferred Shares) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(d). For purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of determining the number of outstanding Ordinary Shares a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder’s beneficial ownership, as determined pursuant to this Section 4(d), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of any Holder, the Company shall within two (2) Business Days confirm in writing or by electronic mail to such Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Ordinary Shares to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares. For purposes of clarity, the Ordinary Shares issuable to a Holder pursuant to the terms of this Certificate of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 4(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares.

5.             Triggering Events.

(a)            Triggering Event. Each of the following events shall constitute a “Triggering Event”:

(i)            the suspension from trading or the failure of the Ordinary Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(ii)           the Company’s (A) failure to cure a Conversion Failure (as defined herein) by delivery of the required number of Ordinary Shares within three (3) Trading Days after the applicable Conversion Date or (B) written notice to any Holder of Preferred Shares, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Preferred Shares into Ordinary Shares that is requested in accordance with the provisions of this Certificate of Designations, other than pursuant to Section 4(d) hereof;

(iii)          except to the extent the Company is in compliance with Section 10(b) below, at any time following the tenth (10th) consecutive day that a Holder’s Authorized Share Allocation (as defined in Section 10(a) below) is less than 100% of the number of Ordinary Shares that such Holder would be entitled to receive upon a conversion in full, of all of the Preferred Shares then held by such Holder (assuming conversion at the Floor Price then in effect without regard to any limitations on conversion set forth in this Certificate of Designations);

(iv)          the Company’s failure to pay to any Holder any Dividend on any Dividend Date (whether or not declared by the Board);

(v)           the Company’s failure to pay any other amount due in cash when and as due under this Certificate of Designations (including, without limitation, the Company’s failure to pay any Late Charges or other amounts due in cash hereunder), the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby (in each case, whether or not permitted pursuant to the Cayman Islands laws), solely to the extent such failure remains uncured for a period of at least five (5) Trading Days;

(vi)          the Company fails to deliver the Ordinary Shares issuable upon a conversion of Preferred Shares without a restrictive legend either on any Book-Entry representing such Ordinary Shares or by credit of such Ordinary Shares to such Holder’s or its designee’s balance account with DTC as and when required by this Certificate of Designations, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) Trading Days;

(vii)         the Company or any of its Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1)	commences a voluntary case or proceeding;

(2)	consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3)	consents to the appointment of a custodian of it or for substantially all of its property;

(4)	makes a general assignment for the benefit of its creditors;

(5)	takes any comparable action under any foreign Bankruptcy Law; or

(6)	is not paying its undisputed debts as they become due, and such failure continues unremedied for a period of thirty (30) consecutive days;

(viii)        a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1)	is for relief against the Company or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2)	appoints a custodian of the Company or any of its Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;

(3)	orders the winding up or liquidation of the Company or any Significant Subsidiary; or

(4)	grants any similar relief under any foreign Bankruptcy Law,

and, in each case under this subsection (viii), such order or decree remains unstayed and in effect for at least sixty (60) days;

(ix)           one or more final and non-appealable judgment being rendered against the Company or any of its Significant Subsidiaries for the payment of at least $10,000,000 in the aggregate (excluding any amounts covered by insurance or bond), where such judgment is not discharged, stayed, vacated or otherwise satisfied within sixty (60) days after (A) the date on which the right to appeal the same has expired, if no such appeal has commenced or (B) the date on which all rights to appeal have been extinguished;

(x)            a default by the Company or any of its Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least $10,000,000 (or its foreign currency equivalent) in the aggregate of the Company or any of its Subsidiaries, whether such indebtedness exists as of the Initial Issuance Date or is thereafter created, where such default: (A) constitutes a failure to pay the principal of, or premium or interest on, any of such indebtedness when due and payable in accordance with its terms, upon required repurchase, upon declaration of acceleration or otherwise, in each case after the expiration of any applicable grace period; or (B) results in such indebtedness becoming or being declared due and payable before its stated maturity;

(xi)           other than as specifically set forth in another clause of this Section 5(a), the Company or any Subsidiary breaches any representation or warranty made by or on behalf of the Company or such Subsidiary in any Transaction Document in any material respect (other than the representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any material covenant or other material term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

(xii)          a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, or (B) as to whether any Triggering Event has occurred;

(xiii)         any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15(e) of this Certificate of Designations; or

(xiv)        any material provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company, or the validity or enforceability thereof shall be contested, directly or indirectly, by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof or the Company or any of its Subsidiaries shall deny in writing that it has any liability or obligation purported to be created under one or more Transaction Documents, except resulting from the satisfaction of the obligations under such Transaction Document or resulting from the application of applicable law.

(b)           Notice of a Triggering Event. Within two (2) Business Days after the occurrence of a Triggering Event, the Company shall deliver written notice thereof via electronic mail (a “Triggering Event Notice”) to each Holder.

6.             Rights Upon Fundamental Transactions.

(a)            Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) (x) the Successor Entity or its Parent Entity (in which case, all subsequent references to “Successor Entity” in this paragraph shall be deemed to refer to such Parent Entity) assumes in writing all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents in accordance with the provisions of this Section 6(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction (such approval not to be unreasonably withheld, conditioned or delayed), including agreements to deliver to each Holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders and (y) the Successor Entity is a publicly traded corporation whose common equity is quoted on or listed for trading on an Eligible Market or (ii) the Company exercises its right of Company Redemption in full effective upon the consummation of such Fundamental Transaction. Except in the case of the foregoing clause (ii), upon the occurrence of any Fundamental Transaction, (A) the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein, and (B) the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Ordinary Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 7 and 15, which shall continue to be receivable thereafter)) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such shares of the publicly traded common equity (or their equivalent) of the Successor Entity which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction at the Conversion Price in effect at such time (without regard to any limitations on the conversion of the Preferred Shares contained in this Certificate of Designations), as adjusted in accordance with the provisions of this Certificate of Designations. Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 6(a) to permit the Fundamental Transaction without the assumption of the Preferred Shares. The provisions of this Section 6 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Preferred Shares.

7.             Rights Upon Issuance of Purchase Rights and Other Corporate Events.

(a)            Purchase Rights. In addition to any adjustments pursuant to Section 8 and Section 15 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of Ordinary Shares (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of Ordinary Shares acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that all the Preferred Shares were converted at the Conversion Price as of the applicable record date) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights, provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

(b)           Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), except to the extent the Company exercises its right of Company Redemption effective upon the consummation of such Fundamental Transaction, the Company shall make appropriate provision to ensure that each Holder will thereafter have the right, at such Holder’s option, to receive upon a conversion of all the Preferred Shares held by such Holder (i) such securities or other assets to which such Holder would have been entitled with respect to the Ordinary Shares receivable upon such conversion had such Ordinary Shares been held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares set forth in this Certificate of Designations) or (ii) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate in effect at such time. Provision made pursuant the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section 7 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion of the Preferred Shares set forth in this Certificate of Designations.

8.             Rights Upon Issuance of Other Securities.

(a)            Adjustment of Fixed Conversion Price upon Subdivision or Combination of Ordinary Shares. Without limiting any provision of Section 7, if the Company at any time on or after the Subscription Date subdivides (by any share split, shares dividend, shares combination, recapitalization or other similar transaction) its issued Ordinary Shares into a greater number of shares, the Fixed Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 7, if the Company at any time on or after the Subscription Date combines (by any share split, shares dividend, shares combination, recapitalization or other similar transaction) its issued Ordinary Shares into a smaller number of shares, the Fixed Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8(a) shall become effective immediately after the effective time of such subdivision or combination.

(b)           Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 8(b) and Section 15(h), if, notwithstanding the provisions of Section 15(h), the Company in any manner issues or sells or enters into (whether initially or pursuant to any subsequent amendment thereof) any agreement to issue or sell, any Ordinary Shares, Options or Convertible Securities (any such securities other than the securities described in clauses (i) through (iii) below, “Variable Price Securities”) after the Subscription Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of (i) Excluded Securities, (ii) Permitted Variable Price Securities (as defined below) and (iii) such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) or a customary “make-whole” provision (each of the formulations for such variable price being herein referred to as, the “Variable Price”), including, but not limited to, an equity line of credit or an “at-the-market” facility, whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled, the Company shall provide written notice thereof via electronic mail and overnight courier to each Holder on the date of such agreement and/or the issuance of such Ordinary Shares, Convertible Securities or Options, as applicable. From and after the date the Company enters into such agreement or issues any such Variable Price Securities (such date of entrance or issuance, the “Variable Price Securities Reference Date”), each Holder of Preferred Shares issued and outstanding as of such Variable Price Securities Reference Date shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Preferred Shares by designating in the Conversion Notice delivered upon any conversion of Preferred Shares that solely for purposes of such conversion such Holder is relying on the Variable Price rather than the Conversion Price then in effect; provided that the Variable Price shall not be lower than the Floor Price. For the avoidance of doubt, such right shall not apply to any Preferred Shares issued after the Variable Price Securities Reference Date. A Holder’s election to rely on a Variable Price for a particular conversion of Preferred Shares shall not obligate such Holder to rely on a Variable Price for any future conversions of Preferred Shares. Notwithstanding anything to the contrary herein, this Section 8(b) will not prohibit the Company from issuing, selling or entering into any agreement (whether initially or pursuant to any subsequent amendment thereof) or arrangement to issue or sell any securities permitted under Section 15(h) (“Permitted Variable Price Securities”).

(c)            Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares issued at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares. The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of such calculations to any Holder upon written request.

(d)           Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time any Preferred Shares remain issued, with the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

9.             Non-circumvention. The Company hereby covenants and agrees, to the extent that it is within the power and control of the Company, that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any Ordinary Shares receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Ordinary Shares upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are issued, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of Ordinary Shares as shall from time to time be necessary to effect the conversion of the Preferred Shares then issued (without regard to any limitations on conversion contained herein). Notwithstanding anything herein to the contrary, if each Holder is not permitted to convert such Holder’s Preferred Shares in full for any reason (other than pursuant to restrictions set forth in Section 4(d) hereof), the Company shall use its reasonable best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to effect such conversion into Ordinary Shares.

10.           Authorized Shares.

(a)            Reservation. So long as any Preferred Shares remain issued, the Company shall at all times reserve out of its authorized and unissued Ordinary Shares a number of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then issued at the Floor Price then in effect (without regard to any limitations on conversions) and (ii) 100% of the aggregate number of Ordinary Shares that would be necessary to effect the conversion of that number of PIK Shares equal to eighteen (18) months of Dividends on the Preferred Shares then issued at the Floor Price then in effect (without regard to any limitations on conversions set forth herein) (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on each Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any Ordinary Shares reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.

(b)           Insufficient Authorized Shares. If, notwithstanding Section 10(a) and not in limitation thereof, at any time while any of the Preferred Shares remain issued the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon conversion of the Preferred Shares at least a number of Ordinary Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Preferred Shares then issued (or deemed issued pursuant to Section 10(a) above). Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Ordinary Shares. Nothing contained in Section 10(a) or this Section 10(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

11.           Redemption at the Option of the Company.

(a)            On or after the date that is 181 days after the Issuance Date for the applicable Preferred Shares, the Company shall have the right to redeem, all or some, of such issued Preferred Shares at such Closing (the “Company Optional Redemption”) at a redemption price equal to the Conversion Amount of the Preferred Shares being redeemed multiplied by the Specified Premium (such price, the “Company Optional Redemption Price”) so long as the Equity Conditions are satisfied on the date on which the Company provides the Notice of Company Optional Redemption to the Holders and on each Trading Day during the Company Optional Redemption Notice Period prior to the Company Optional Redemption Date. Notwithstanding the foregoing, the Company will not exercise its rights to Company Optional Redemption, or otherwise send a Notice of Company Optional Redemption unless the Company has sufficient funds legally available to fully pay the Company Optional Redemption Price in respect of all Preferred Shares called for Company Optional Redemption. The Company Optional Redemption Price shall be payable in cash.

(b)           If the Company elects to effect a Company Optional Redemption, the Company shall send to the Holders a written notice (i) notifying the Holders of the election of the Company to redeem all or the applicable part of the Preferred Shares and the date set for redemption (the “Company Optional Redemption Date”), (ii) the Conversion Amount subject to the Company Optional Redemption (the “Company Optional Redemption Amount”), (iii) stating the place or places at which the Preferred Shares shall be redeemed (and other instructions a Holder must follow to receive payment), and (iv) stating the Company Optional Redemption Price therefor (such notice, a “Notice of Company Optional Redemption”). The Company Optional Redemption Date selected by the Company shall be no less than ten (10) Trading Days and no more than sixty-five (65) Trading Days after the date on which the Company provides the Notice of Company Optional Redemption to the Holders (such period, “Company Optional Redemption Notice Period”). In the case of a partial redemption, then (x) the Preferred Shares to be redeemed will be selected pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Company Optional Redemption Date and (y) all Conversion Amounts converted by the Holder after the date of the Notice of Company Optional Redemption shall reduce the Company Optional Redemption Amount required to be redeemed on the Company Optional Redemption Date.

(c)            In connection with any Fundamental Transaction, the Company shall have the right to redeem all, and not less than all, of the Preferred Shares then issued (the “Company Fundamental Transaction Redemption” and, together with a Company Optional Redemption, a “Company Redemption”) at a redemption price equal to the Conversion Amount of the Preferred Shares being redeemed multiplied by the Specified Premium (such price, the “Company Fundamental Transaction Redemption Price” and, together with the Company Optional Redemption Price, the “Company Redemption Price”), by delivering to the Holders a written notice of such redemption (a “Notice of Company Fundamental Transaction Redemption” and, together with a Notice of Company Optional Redemption, a “Notice of Company Redemption”) not less than ten (10) Trading Days prior to the consummation of such Fundamental Transaction (or such shorter time as may be agreed by the Required Holders), which Company Fundamental Transaction Redemption shall be effected substantially concurrently with the consummation of such Fundamental Transaction (the date of such redemption, the “Company Fundamental Transaction Redemption Date” and, together with the Company Optional Redemption Date, the “Company Redemption Date”; and such period, the “Company Fundamental Transaction Redemption Notice Period” and, together with the Company Optional Redemption Notice Period, the “Company Redemption Notice Period”). The Company Fundamental Transaction Redemption Price shall be payable in cash. For the avoidance of doubt, the Company Fundamental Transaction Redemption shall not be subject to the Equity Conditions.

(d)           For the avoidance of doubt, the Holder may convert Preferred Shares, at any time and from time to time during or after a Company Redemption Notice Period until 5:00p.m. New York City time on the second (2nd) Business Day immediately before the applicable Company Redemption Date, except to the extent the Company fails to pay he Company Redemption Price for such Preferred Shares in accordance with this Section 11. With respect to any portion of the Conversion Amount of the Preferred Shares which have not been converted by a Holder prior to the applicable Company Redemption Date and have been specified to be redeemed by the Company pursuant to the Company Redemption and which have been redeemed in accordance with the provisions of this Section 11, (i) Dividends, if any, shall cease to accrue on such Preferred Shares, (ii) such Preferred Shares shall no longer be deemed outstanding and (iii) all rights with respect to such Preferred Shares shall cease and terminate.

(e)            Any such Notice of Company Redemption given in accordance with the provisions of this Section 11 may, at the Company’s discretion, be given prior to the completion of a transaction (including a Fundamental Transaction or other transaction) and be subject to the satisfaction (or waiver by the Company) of one or more conditions precedent, including, but not limited to, completion of a related transaction. If such Company Redemption is so subject to satisfaction of one or more conditions precedent, such Notice of Company Redemption shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the applicable Company Redemption Date may be delayed until such time (including more than 65 Trading Days after the date the Notice of Company Redemption was delivered) as any or all such conditions shall be satisfied (or waived by the Company), or such Company Redemption may not occur and such Notice of Company Redemption may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company) by such Company Redemption Date, or by such Company Redemption Date as so delayed. In addition, the Company may provide in such Notice of Company Redemption that payment of the Company Redemption Price and performance of the Company’s obligations with respect to such Company Redemption may be performed by another Person. If any such condition precedent has not been satisfied (or waived by the Company), the Company shall provide written notice to the Holders no later than the close of business on the third (3rd) Business Day prior to the applicable Company Redemption Date. To the extent any such condition precedent is satisfied (or waived by the Company) prior to the Company Redemption Date, the Company shall promptly provide written notice to the Holders of the completion of the conditions precedent. Upon the Company providing such written notice to the Holders, the Notice of Company Redemption shall be rescinded or delayed, and the Company Redemption of the Preferred Shares shall be rescinded or delayed, in each case, as provided in such Notice of Company Redemption.

12.           Redemption at the Option of the Holders.

(a)           Upon the occurrence of a Triggering Event, each Holder shall have the right to require the Company to redeem, all or some, of the Preferred Shares outstanding at such time (the “Holder Optional Redemption”) at a redemption price equal to the Conversion Amount of the Preferred Shares being redeemed multiplied by the Specified Premium (such price, the “Holder Optional Redemption Price”). The Holder Optional Redemption Price shall be payable in cash.

(b)           If a Holder elects to effect a Holder Optional Redemption, such Holder shall send to the Company a written notice (i) notifying the Company of the election by such Holder to require the Company to redeem all or the applicable part such Holder’s Preferred Shares and the date set for redemption (the “Holder Optional Redemption Date”), (ii) stating the Conversion Amount to be redeemed (the “Holder Optional Redemption Amount”), (iii) stating the place or places at which the Preferred Shares shall be redeemed, and (iv) stating the Holder Optional Redemption Price therefor (such notice, a “Notice of Holder Optional Redemption”). The Holder Optional Redemption Date selected by the Holder shall be no less than twenty (20) Trading Days and no more than thirty-five (35) Trading Days after the date on which the Holder provides the Notice of Holder Optional Redemption to the Company (such period, “Holder Optional Redemption Notice Period”). For the avoidance of doubt, a Holder may convert Preferred Shares, at any time and from time to time during the Holder Optional Redemption Notice Period until 5:00 p.m., New York City time, on the second (2nd) Business Day immediately before the applicable Holder Optional Redemption Date, except to the extent the Company fails to pay the Holder Optional Redemption Price for such Preferred Shares in accordance with this Section 12. In the case of a partial redemption, all Conversion Amounts subject to a Notice of Holder Optional Redemption converted by the Holder after the date of the Notice of Holder Optional Redemption shall reduce the Holder Optional Redemption Amount required to be redeemed on the Holder Optional Redemption Date.

(c)           With respect to any Holder Optional Redemption Amount which has not been converted by a Holder prior to the Holder Optional Redemption Date and has been specified to be redeemed by the Company pursuant to the Holder Optional Redemption and which have been redeemed in accordance with the provisions of this Section 12, (i) Dividends, if any, shall cease to accrue on such Preferred Shares, (ii) such Preferred Shares shall no longer be deemed issued and (iii) all rights with respect to such Preferred Shares shall cease and terminate.

13.           Repurchase at the Option of the Holders Upon a Fundamental Transaction.

(a)           No sooner than thirty (30) days nor later than fifteen (15) days prior to the consummation of a Fundamental Transaction (to the extent the timing of such consummation is within the Company’s control and the Company has the knowledge of the expected date of consummation), but not prior to the public announcement of such Fundamental Transaction, the Company shall deliver written notice thereof via electronic mail to the Holders (a “Fundamental Transaction Notice”). If the Company fails to deliver such Fundamental Transaction Notice, the Holders may deliver such notice to the Company of the Fundamental Transaction, and it shall be deemed as if the Company delivered such notice to the Holders.

(b)           On a Business Day of the Company’s choosing during the period beginning twenty (20) Business Days after the date the Company delivers (or is deemed to deliver) the related Fundamental Transaction Notice and ending thirty five (35) Business Days from such date (a “Fundamental Transaction Repurchase Date”), a Holder may require the Company to repurchase (a “Fundamental Transaction Repurchase”) all or any portion of such Holder’s Preferred Shares at a redemption price equal to the Conversion Amount of the Preferred Shares being redeemed multiplied by the Specified Premium (such price, the “Fundamental Transaction Repurchase Price” and, such Holder’s right to require a Fundamental Transaction Repurchase, a “Fundamental Transaction Repurchase Right”) by delivering written notice thereof (such notice, a “Notice of Fundamental Transaction Repurchase”) to the Company before 5:00 p.m., New York City time, on the second (2nd) Business Day immediately before the related Fundamental Transaction Repurchase Date (or such later time as may be required by law), which Notice of Fundamental Transaction Repurchase shall indicate the Preferred Shares a Holder is electing to require the Company to repurchase on such Fundamental Transaction Repurchase Date. A Holder that has delivered a Notice of Fundamental Transaction Repurchase with respect to any Preferred Shares may withdraw such Notice of Fundamental Transaction Repurchase by delivering a written notice of withdrawal to the Company at any time before 5:00 p.m., New York City time, on the second (2nd) Business Day immediately before the related Fundamental Transaction Repurchase Date. For the avoidance of doubt, the Holder may convert Preferred Shares, at any time and from time to time after the delivery of a Fundamental Transaction Notice until 5:00 p.m. New York City time on the second (2nd) Business Day immediately before the applicable Fundamental Transaction Repurchase Date, except to the extent the Company fails to pay the Fundamental Transaction Repurchase Price for such Preferred Shares in accordance with this Section 13. In the case of a partial repurchase, all Conversion Amounts subject to a Notice of Fundamental Transaction Repurchase converted by the Holder after the date of the Notice of Fundamental Transaction Repurchase shall reduce the Fundamental Transaction Repurchase Price required to be repurchased on the Fundamental Transaction Repurchase Date.

(c)           With respect to any portion of the Conversion Amount of the Preferred Shares which have not been converted by a Holder prior to the applicable Fundamental Transaction Repurchase Date and have been specified to be repurchased by the Company pursuant to the Fundamental Transaction Repurchase Right and which have been repurchased in accordance with the provisions of this Section 13, (i) Dividends, if any, shall cease to accrue on such Preferred Shares, (ii) such Preferred Shares shall no longer be deemed outstanding and (iii) all rights with respect to such Preferred Shares shall cease and terminate.

(d)           As a condition to each Holder’s exercise of its Fundamental Transaction Repurchase Rights under this Section 13, such Holder must own beneficially and of record, the Preferred Shares to be repurchased, free and clear of any liens, claims, equities, charges, options, rights of first refusal or encumbrances (other than such imposed by applicable securities laws) and make customary representations solely regarding the ability to transfer, convey and deliver full ownership and title of such Preferred Shares to the Company, free and clear of any liens, claims, equities, charges, options, rights of first refusal or encumbrances.

(e)           Notwithstanding anything to the contrary in this Section 13, the Company will be deemed to satisfy its obligations under this Section 13 if (i) one or more third parties conduct any Fundamental Transaction Repurchase required by this Section 13 in a manner that would have satisfied the requirements of this Section 13 if conducted directly by the Company; and (ii) a Holder of Preferred Shares repurchased by such third party or parties will not receive a lesser amount (as a result of withholding or other similar taxes) than such Holder would have received had the Company repurchased such Preferred Shares.

(f)            To the extent applicable, the Company will comply, in all material respects, with all federal and state securities laws in connection with a Fundamental Transaction Repurchase (including complying with Rules 13e-4 and 14e-1 under the 1934 Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Fundamental Transaction Repurchase in the manner set forth in this Section 13; provided, however, that, to the extent that the Company’s obligations pursuant to this Section 13 conflict with any law or regulation that is applicable to the Company and enacted after the Subscription Date, the Company’s compliance with such law or regulation will not be considered to be a Triggering Event.

14.           Voting Rights.

(a)            Voting. Except as otherwise provided herein or as otherwise required by law, the Holders of Preferred Shares shall vote as a single class with the holders of the Ordinary Shares (and any other class or series of capital shares of the Company that votes as a single class with the holders of the Ordinary Shares) on an “as converted” (taking into account the restrictions on conversion set forth in Section 4(d) and based on the Conversion Rate then in effect) basis on all matters submitted to a vote of shareholders of the Company.

(b)           To the extent that under the Cayman Islands laws or this Certificate of Designations the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the Preferred Shares, voting together in the aggregate and not in separate series unless required under Cayman Islands law, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the Cayman Islands law), voting together in the aggregate and not in separate series unless required under the Cayman Islands law, shall constitute the approval of such action by both the class or the series, as applicable. Subject to Section 4(d), each Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Ordinary Shares into which it is then convertible (subject to the ownership limitations specified in Section 4(d) hereof) using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated. Holders of the Preferred Shares shall be entitled to written notice of all shareholders meetings or written consents (and copies of proxy materials and other information sent to shareholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Memorandum and Articles and Cayman Islands law.

15.           Covenants. For so long as any Preferred Shares are outstanding, without the prior written consent of the Required Holders:

(a)            Incurrence of Indebtedness. The Company shall not, nor shall the Company permit any of its Restricted Subsidiaries to create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise with respect to any Indebtedness for borrowed money except for Permitted Indebtedness.

(b)           Existence of Liens. The Company shall not, nor shall the Company permit any of its Restricted Subsidiaries to create, assume or suffer to exist any Lien to secure Indebtedness on any property or assets now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries except for Permitted Liens.

(c)            Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital shares (other than as required by this Certificate of Designations or permitted under the Convertible Notes Indenture or the Convertible Note Purchase Agreement).

(d)           Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary; provided, however, that the Company shall not be required to preserve any such corporate existence of any of its Subsidiaries if, in the judgment of the Company, the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and all material assets of any such Subsidiaries have been assigned to the Company or another Subsidiary, in each case where such restructuring does not have a material impact on the Company’s ability to comply with the provisions hereof.

(e)            Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the Required Holders, (i) issue any Preferred Shares (other than as contemplated by the Securities Purchase Agreement and this Certificate of Designations), (ii) issue any other securities that would cause a breach or default under this Certificate of Designations or (iii) other than where the use of proceeds are used to (x) redeem the Preferred Shares in full or (y) refinance the Company or its Subsidiary’s Indebtedness existing as of the Subscription Date, create, or authorize the creation of, any additional class or series of capital shares of the Company (or any equity security convertible into or exercisable for any such class or series of capital shares of the Company) or issue or sell, or obligate itself to issue or sell, any equity securities of the Company (or any equity security convertible into or exercisable for any such class or series of capital shares of the Company) that ranks on par or superior (except in the case of clause (y), in which case such securities may only rank par or junior) to the Preferred Shares as to dividends, distributions and payments upon the liquidation, dissolution or winding up of the Company or as to redemption or repurchase rights.

(f)            Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Certificate of Designations; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holders by this Certificate of Designations, but will suffer and permit the execution of every such power as though no such law has been enacted.

(g)           Taxes. The Company and its Subsidiaries shall pay when due (taking into account all available extensions) all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material adverse effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor (taking into account all available extensions) all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material adverse effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

(h)           Variable Rate Transaction. Neither the Company nor its Subsidiaries will be party to, enter into, effect or consummate any Variable Rate Transaction or enter into any agreement to effect or consummate any Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares, other than pursuant to a customary anti-dilution provision (including a “weighted average” anti-dilution provision) or a customary “make-whole” provision, (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights), provided, however, (i) Ordinary Shares issued and sold pursuant to the ATM Facility (so long as no Ordinary Shares are issued and sold pursuant to the ATM Facility during the ninety (90) Trading Period after each Issuance Date, unless any earlier issuance is otherwise mutually agreed between the Company and the Required Holders); (ii) Ordinary Shares issued and sold pursuant to the ELOC (so long as no Ordinary Shares are issued and sold pursuant to the ELOC during the ninety (90) Trading Period after each Issuance Date, unless any earlier issuance is otherwise mutually agreed between the Company and the Required Holders); (iii) the issuance of Excluded Securities; and (iv) the making of payments to customers, vendors or suppliers in the ordinary course of business consistent with past practice consisting of, or the consideration for which consists of, securities subject to a Variable Price, in each case, shall not be deemed a Variable Rate Transaction for purposes of this Section 15(h). For the avoidance of doubt, any Equity Offering (as defined below) shall not constitute a “Variable Rate Transaction”, for so long as the purchase price (or in the case of warrants, the exercise price) is determined at the time of pricing or issuance of such securities (including by reference to the then-prevailing market price of the Ordinary Shares) and is not subject to adjustment based on the trading price of the Ordinary Shares following the initial issuance (other than pursuant to customary anti-dilution or make-whole provisions). For purposes of the foregoing, “Equity Offering” shall mean any bona fide registered public offering or registered or non-registered private offering (whether on a best efforts basis or in a firm commitment underwriting) of Ordinary Shares and/or warrants exercisable for Ordinary Shares.

(i)            Organizational Documents. The Company shall not amend, alter, modify, or repeal this Certificate of Designation, by the adoption or amendment of any Certificate of Designation or similar document, in each case, in any manner that materially adversely affects the rights of any of the Holders of the Preferred Shares. The Company shall not propose, sponsor or recommend any resolutions to its members, for approval at a general meeting or approval by written resolution, to amend, alter, modify, or repeal its Memorandum and Articles of Association, in any manner that materially adversely affects the rights of any of the Holders of the Preferred Shares.

(j)             Agreement. The Company shall not enter into any agreement which would substantially impair its obligations under this Certificate of Designations or any other Transaction Document.

(k)            Independent Investigation. At the request of any Holder holding not less than $5.0 million in Stated Value of Preferred Shares either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or (z) at any time such Holder reasonably believes a Triggering Event may have occurred or be continuing, the Company will permit an independent, reputable investment bank selected by the Company and approved by such Holder (such approval not to be unreasonably withheld) to investigate, at the Company’s expense, as to whether any breach of the Certificate of Designations has occurred (the “Independent Investigator”); provided that, absent the occurrence and continuance of a Triggering Event, no more than two (2) such investigations shall be permitted in any fiscal year. If the Independent Investigator determines that such breach of the Certificate of Designations has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each Holder of such breach. In connection with such investigation, the Independent Investigator may, upon reasonable notice and at such reasonable times during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request; provided that, prior to being permitted to engage in any such visitation, inspection or access rights provided for under this Section 15(k), such Independent Investigator shall have executed a standard confidentiality agreement in favor of the Company on customary terms reasonably satisfactory to the Company. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

16.           Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any Junior Shares, but pari passu with any Parity Shares then issued, an amount per Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Preferred Share into Ordinary Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of Parity Shares, if any, then each Holder and each holder of Parity Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Shares as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of Parity Shares. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 16. All the preferential amounts to be paid to the Holders under this Section 16 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of Junior Shares in connection with a Liquidation Event as to which this Section 16 applies.

17.           Distribution of Assets. In addition to any adjustments pursuant to Section 7(a) and Section 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of Ordinary Shares, by way of return of capital or otherwise (including without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of Ordinary Shares acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that the Preferred Share was converted at the current Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to the extent of any such excess over the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

18.           Vote to Change the Terms of or Issue Preferred Shares. For so long as any Preferred Shares are issued, in addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Memorandum and Articles of Association, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) propose, sponsor or recommend any resolutions to its members, for approval at a general meeting or approval by written resolution, to amend, alter, modify or repeal any provision of, or add any provision to, its Memorandum and Articles of Association, or file any certificate of designations or articles of amendment of any series of preferred shares, including this Certificate of Designations, if such action would materially adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Memorandum and Articles of Association or by merger, consolidation or otherwise; (b) propose, sponsor or recommend any resolutions to its members, for approval at a general meeting or approval by written resolution, to increase or decrease (other than by conversion) the authorized number of Preferred Shares; (c) without limiting any provision of Section 2, create or authorize (by reclassification or otherwise) any new class or series of Senior Preferred Shares or Parity Shares; (d) purchase, repurchase or redeem any Junior Shares (other than (x) pursuant to the terms of the Company’s equity incentive plans and options and other equity awards granted under such plans (that have in good faith been approved by the Board) or (y) as permitted by the Convertible Notes Indenture or the Convertible Note Purchase Agreement); (e) without limiting any provision of Section 2, pay dividends or make any other distribution on any shares of any Junior Shares except, for the avoidance of doubt, as permitted by the Convertible Notes Indenture or the Convertible Note Purchase Agreement; (f) issue any Preferred Shares other than as contemplated hereby or pursuant to the Securities Purchase Agreement; or (g) without limiting any provision of Section 9, whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares hereunder.

19.           Transfer of Preferred Shares. A Holder may not transfer all or any portion of its Preferred Shares without the express prior written consent of the Company (through its Board), except to an Affiliate of such Holder or to the Company. Any transfer of Preferred Shares shall be in compliance with all applicable securities laws and Section 5 of the Securities Purchase Agreement. Any purported transfer of Preferred Shares in violation of this Certificate of Designations shall be null and void, and no such transfer shall be recorded on the Company’s books and the purported transferee in any such transfer shall not be treated (and the Holder proposing to make any such transfer shall continue be treated) as the owner of such Preferred Shares for all purposes of this Certificate of Designations. Each Holder shall pay all costs and expenses incurred by the Company in connection with any transfer of Preferred Shares by such Holder.

20.           Reissuance of Book-Entries.

(a)            Transfer. If any Preferred Shares are to be transferred, the applicable Holder shall provide written notice of such transfer to the Company and surrender the applicable Preferred Shares represented by Book-Entry to the Company by written instruction letter, whereupon the Company will forthwith issue and deliver upon the order of such Holder evidence of the transfer of such Book-Entry, registered as such Holder may request, representing the issued number of Preferred Shares being transferred by such Holder and, if less than the entire issued number of Preferred Shares is being transferred, a new Book-Entry (in accordance with Section 20(c)) to such Holder representing the issued number of Preferred Shares not being transferred. Such Holder and any assignee, by acceptance of the evidence of Book-Entry issuance acknowledge and agree that, by reason of the provisions of Section 4(c)(i) following conversion of any of the Preferred Shares, the issued number of Preferred Shares represented by the Book-Entry may be less than the number of Preferred Shares stated in such Book-Entry.

(b)           Book-Entries Exchangeable for Different Denominations. Each Book Entry may be split by the applicable Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 20(c)) representing, in the aggregate, the issued number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry will represent such portion of such issued number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

(c)            Issuance of New Book-Entry. Whenever the Company is required to issue a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Book-Entry (i) shall represent, as indicated in such Book-Entry the number of Preferred Shares remaining outstanding which, when added to the number of Preferred Shares represented by the other new Book-Entry issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Book-Entry immediately prior to such issuance of new Book-Entry, and (ii) shall have an issuance date, as indicated in such new Book-Entry, which is the same as the issuance date of such original Book-Entry.

21.           Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of a Holder at law or equity or under this Certificate of Designations or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a Holder that is reasonably requested in writing by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations; provided that, to the extent the Company indicates to such Holder that the requested information or documentation may contain material non-public information, such information or documentation will not be provided to such Holder without such Holder’s express prior written consent.

22.           Payment of Collection, Enforcement and Other Costs. If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs reasonably incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

23.           Construction; Headings. This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.

24.           Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 24 shall permit any waiver of any provision of Section 4(d).

25.           Dispute Resolution.

(a)           Submission to Dispute Resolution for Certain Matters.

(i)            In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate, at any time after the tenth (10th) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder and the Company may select an independent, reputable investment bank mutually agreeable in good faith to them to resolve such dispute.

(ii)           Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 25 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such investment bank was selected (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)          The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)           Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 25 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that any Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 25, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (B) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, and (C) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security, (iii) the terms of this Certificate of Designations and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iv) either the Company or the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 25 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 25 and (v) nothing in this Section 25 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 25).

26.           Notices; Currency; Payments.

(a)            Notices. The Company shall provide each Holder of Preferred Shares with prompt written notice of all material actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor; provided that the Company shall not be required to provide any such notice in connection with (x) a Conversion Notice except as set forth in Section 4 or (y) transfers of any Book-Entry except as set forth in Section 20. Without limiting the generality of the foregoing and unless disclosed by the Company in a press release or in a filing on Form 6-K, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to holders of all or substantially all Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or simultaneously with such notice being provided to such Holder by issuance of press release or the filing of Form 6-K with the SEC. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

(b)           Currency. All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all dollar amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c)            Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount due under the Transaction Documents in cash which is not paid when due (except to the extent such amount is simultaneously accruing Dividends) shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of ten percent (10%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

27.           Waiver of Notice. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Securities Purchase Agreement.

28.           Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the Cayman Islands, without giving effect to any choice of law or conflict of law provision or rule (whether of the Cayman Islands or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Cayman Islands. Except as otherwise required by Section 25 above, the Company and each Holder (by acceptance of its Preferred Shares) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 25 above. THE COMPANY AND EACH HOLDER (BY ACCEPTANCE OF ITS PREFERRED SHARES) HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

29.           Judgment Currency.

(a)            If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i)            the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)           the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)           Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

30.           Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

31.           Maximum Payments. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.

32.           Amendment. Except for Section 4(d), which may not be amended or waived hereunder, this Certificate of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the laws of the Cayman Islands, of the Required Holders, voting separate as a single class, and with such other shareholder approval, if any, as may then be required pursuant to the laws of the Cayman Islands and the Memorandum and Articles of Association.

33.           Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all unpaid Dividends that have accrued on such Preferred Share and any other unpaid amounts then due and payable hereunder with respect to such Preferred Share.

“Additional Issuance Date” means, for any date after the Initial Issuance Date where Preferred Shares are issued pursuant to the Securities Purchase Agreement, the issuance date for such Preferred Shares.

“Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% (or solely for purposes of Section 19, 15%) or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Amendment and Restatement Date” means August 12, 2026.

“Approved Share Plan” means any employee benefit plan which has been approved by the Board prior to or subsequent to the Subscription Date pursuant to which Ordinary Shares and options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares may be issued to any employee, officer, consultant, director or other service provider of the Company or any of its Subsidiaries for services provided to the Company or any of its Subsidiaries in their capacity as such.

“ATM Facility” means the Company’s “at the market” equity offering program with Jefferies LLC, pursuant to which the company may issue and sell our Ordinary Shares, having an aggregate offering price of up to $100 million from time to time, as such amount may be increased from time to time.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

“Bloomberg” means Bloomberg, L.P.

“Book-Entry” means each entry on the Register evidencing one or more Preferred Shares or Ordinary Shares held by a Holder.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Capital Lease Obligation” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS; the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS, and the final maturity of such obligations shall be the date of the last payment of such amounts due under such lease (or other arrangement) prior to the first date on which such lease (or other arrangement) may be terminated by the lessee without payment of a premium or a penalty; and, for the purposes of this Certificate of Designations, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS.

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be), then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any share splits, shares dividends, shares combinations, recapitalizations or other similar transactions during such period.

“Convertible Secured Notes” means the Company’s 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030, issued from time to time pursuant to an Indenture, dated as of December 16, 2021 (the “Base Indenture”), between the Company and U.S. Bank National Association (“U.S. Bank”), as amended by that certain First Supplemental Indenture, dated as of December 23, 2024 (the “First Supplemental Indenture”), between the Company and U.S. Bank, as further amended by that certain Second Supplemental Indenture, dated as of December 23, 2024 (the “Second Supplemental Indenture”), between the Company, U.S. Bank and Vertical Aerospace Group Limited, as further amended by that certain Third Supplemental Indenture, dated as of April 20, 2026 (the “Third Supplemental Indenture”), and as further amended by that certain Fourth Supplemental Indenture, dated as of August 12, 2026 (the “Fourth Supplemental Indenture”, and together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, and the Third Supplemental Indenture, the “Convertible Notes Indenture”).

“Convertible Note Purchase Agreement” means that certain Convertible Note Purchase Agreement, dated as of April 20, 2026 between the Company and Mudrick Capital Management L.P., as amended and restated by that certain Amended and Restated Convertible Note Purchase Agreement, dated as of August 12, 2026.

“Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

“Current Subsidiary” means any Person in which the Company on the Subscription Date, directly or indirectly, (i) owns more than fifty percent (50%) of the outstanding voting power of the capital shares or equity or similar interests of such Person entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such Person; or (ii) controls the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”. For purposes of this definition, “control” means the power to direct the management and the policies of such Person, whether through the ownership of voting capital, by contract or otherwise.

“Dividend Rate” means eighteen percent (18%) per annum.

“Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, or, in each case, any successor thereto.

“ELOC” an equity line of credit where Yorkville shall commit to purchase Ordinary Shares with an aggregate Purchase Price of up to $500,000,000 over the course of 36 months from the date of entry into definitive documents.

“Equity Conditions” means, with respect to a given date or period of determination: (i) on each day during the period beginning thirty (30) Trading Days prior to such applicable date of determination and ending on and including such applicable date of determination (the “Equity Conditions Measuring Period”), all Ordinary Shares issuable upon conversion of the Preferred Shares shall be eligible to be resold by the Holders without restriction or any legend under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Preferred Shares); (ii) during the Equity Conditions Measuring Period, the Company shall have delivered all Ordinary Shares issuable upon conversion of the Preferred Shares on a timely basis as set forth in Section 4 hereof and all other shares of capital shares required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iii) none of the Holders shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (iv) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been substantially in compliance with, and shall not have breached in any material respect any representation or warranty (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document (other than Section 4(f) of the Securities Purchase Agreement) in any material respect, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured as of or after the date that is ten (10) Trading Days prior to the applicable date of determination; (v) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Reserve Amount of Ordinary Shares is available under the Memorandum and Articles of Association of the Company and reserved by the Company to be issued pursuant to this Certificate of Designations and (B) all Ordinary Shares to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; or (vi) the Ordinary Shares issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized.

“Excluded Securities” means (i)  Ordinary Shares or options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares issued or issuable to directors, consultants, officers, employees or other service providers of the Company or any of its Subsidiaries for services rendered to the Company or any of its Subsidiaries in their capacity as such pursuant to an Approved Share Plan (as defined above), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects any of the Holders; (ii) Convertible Securities and/or Ordinary Shares issued or issuable upon the conversion or exercise of Convertible Securities (other than options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares issued or issuable pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Subscription Date or Convertible Secured Notes issued subsequent to the Subscription Date pursuant to the Convertible Notes Indenture, provided that the conversion, exercise or issuance price of any such Convertible Securities (other than options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) is not lowered (other than in accordance with the terms thereof in effect as of the Amendment and Restatement Date, provided that, for the avoidance of doubt, the Convertible Secured Notes issued pursuant to the Convertible Notes Indenture shall continue to constitute Excluded Securities notwithstanding the amendment to the conversion price thereof effected pursuant to the Fourth Supplemental Indenture), none of such Convertible Securities (other than options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder (other than in accordance with the terms thereof in effect as of the Amendment and Restatement Date) and none of the terms or conditions of any such Convertible Securities (other than options to purchase Ordinary Shares or other awards convertible, exercisable for or exchangeable for Ordinary Shares issued pursuant to an Approved Shares Plan that are covered by clause (i) above) are otherwise materially changed in any manner that materially adversely affects any of the Holders; (iii) the Ordinary Shares issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations; provided, that the terms of this Certificate of Designations are not amended, modified or changed on or after the Amendment and Restatement Date (other than antidilution adjustments pursuant to the terms hereof in effect as of the Amendment and Restatement Date); and (iv) securities issued as consideration for the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or bona fide joint venture agreement, provided that such issuance is approved by the majority of the disinterested directors of the Company.

“Family Member” means, with respect to any individual, any other individual having a relationship by blood (to the second degree of consanguinity), marriage (including former spouses), domestic partnership (including former domestic partners) or adoption to such individual.

“Floor Price” means $0.598 (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the Subscription Date).

“Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, unless, for purposes of any Section hereunder other than Section 11(c), the holders of Ordinary Shares of the Company immediately prior to such consolidation or merger continue to hold at least 50% of the aggregate ordinary voting power represented by the Ordinary Shares of the Company (or the surviving or acquiring entity), or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to one or more Subject Entities, other than solely to one or more of the Company’s wholly owned Subsidiaries, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the issued Ordinary Shares, (y) 50% of the issued Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not issued, or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the issued Ordinary Shares , or (iv) consummate a shares or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, in any transaction or series of related transactions, acquire, either (x) at least 50% of the issued Ordinary Shares, (y) at least 50% of the issued Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such shares purchase agreement or other business combination were not issued, or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the issued Ordinary Shares , or (v) reorganize, recapitalize or reclassify its Ordinary Shares , unless the holders of Ordinary Shares of the Company immediately prior to such reorganization, recapitalization or reclassification continue to hold at least 50% of the aggregate ordinary voting power represented by the Ordinary Shares of the Company (or the surviving entity), (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate, other than the Company or its wholly owned Subsidiaries, or their respective employee benefit plans, to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in issued Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued Ordinary Shares , (y) at least 50% of the aggregate ordinary voting power represented by issued Ordinary Shares not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any Ordinary Shares held by all such Subject Entities were not issued, or (z) a percentage of the aggregate ordinary voting power represented by issued Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Ordinary Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner intended to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

“Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

“Holder Pro Rata Amount” means, with respect to any Holder, a fraction (i) the numerator of which is the number of Preferred Shares issued to such Holder pursuant to the Securities Purchase Agreement on the Initial Issuance Date and (ii) the denominator of which is the number of Preferred Shares issued to all Holders pursuant to the Securities Purchase Agreement on the Initial Issuance Date.

“IFRS” International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication (A) all obligations of such Person for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent such obligations would appear as a liability on a balance sheet of such Person prepared in accordance with IFRS, (C) all guarantees by such Person of Indebtedness of others, (D) all Capital Lease Obligations of such Person, (E) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, letters of guaranty, bank guarantees, bankers’ acceptances and similar instruments and, (F) to the extent not otherwise included in this definition, net obligations of such Person under hedging obligations entered into by such Person in the ordinary course of business and entered into for bona fide hedging purposes (and not for speculative purposes) as determined in good faith by the Company (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such person at the termination of such agreement or arrangement); provided that the term “Indebtedness” shall not include (i) deferred or prepaid revenue, (ii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the seller, (iii) contingent indemnity and similar obligations incurred in the ordinary course of business, (iv) Indebtedness of any parent entity (for which none of the Company or any Subsidiary is liable) appearing on the balance sheet of the Company solely by reason of push down accounting under IFRS, (v) obligations in connection with government auctions, subsidies, benefits or similar programs or processes, and (vi) obligations under any license, permit or other approval (or guarantees in respect of such obligations) incurred prior to the Subscription Date or in the ordinary course of business. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner), to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For all purposes hereof, the Indebtedness of the Company and any of its Subsidiaries shall exclude (i) intercompany liabilities between and among them arising solely from their cash management, tax and accounting operations in the ordinary course of business and (ii) intercompany loans, advances or Indebtedness between and among them having a term not exceeding 364 days (inclusive of any rollover, conversion or extension terms) and made in the ordinary course of business.

“Initial Issuance Date” means the date Preferred Shares are first issued pursuant to the Securities Purchase Agreement.

“Issuance Date” means the Initial Issuance Date or Additional Issuance Date, as applicable.

“Liens” means, with respect to any asset, (a) any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, encumbrance, collateral assignment, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

“non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on shares of the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

“Ordinary Shares” means (i) the Company’s ordinary shares, $0.001 par value per share, and (ii) any capital shares into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose ordinary shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

“Permitted Indebtedness” means:

(i)            any Indebtedness that is secured by a Lien on the assets of the Company or any of its Restricted Subsidiaries in an amount not to exceed $100,000,000 and (II) any refinancing of Indebtedness incurred pursuant to the foregoing clause (I); provided that such Indebtedness complies with the Required Additional Secured Debt Terms;

(ii)           any unsecured Indebtedness (whether senior or subordinated) in an amount not to exceed $50,000,000; and (II) any refinancing of Indebtedness incurred pursuant to the foregoing clause (I); provided that (x) such Indebtedness shall not be permitted unless the Company or any of its Restricted Subsidiaries have received, and are at the time of incurrence maintaining, type certification from the European Aviation Safety Agency or the UK Civil Aviation Authority and (y) the net proceeds of such Indebtedness shall be used only for the purposes of funding working capital and production of aircraft;

(iii)          any Indebtedness represented by the Convertible Secured Notes (including, for the avoidance of doubt, any interest thereon that is paid in kind) or any refinancing of such Indebtedness;

(iv)          any Indebtedness of the Company or of any of its Restricted Subsidiaries owing to the Company or any of its Restricted Subsidiaries;

(v)           any Indebtedness to finance Capital Lease Obligations in the ordinary course of business, in an amount not to exceed $10,000,000;

(vi)          any Indebtedness arising in connection with customary joint venture arrangements;

(vii)         any other Indebtedness in an amount not to exceed $10,000,000 at any time; and

(viii)        any Indebtedness where the proceeds are used to pay the Company Redemption Price upon the Company’s exercise of its Company Redemption right.

“Permitted Liens” shall have meaning ascribed to such term in the Convertible Notes Indenture.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

“Principal Market” means, as of any date of determination, the Eligible Market on which the Ordinary Shares is then listed or quoted.

“Required Additional Secured Debt Terms” means with respect to any Indebtedness, (a) such Indebtedness does not mature earlier than the “Maturity Date” under the Convertible Notes Indenture, (b) such Indebtedness does not have mandatory redemption features (other than customary exceptions) that could result in redemptions of such Indebtedness prior to the “Maturity Date” under the Convertible Notes Indenture (it being understood that the Company and the Restricted Subsidiaries shall be permitted to make any AHYDO “catch up” payments, if applicable), (c) such Indebtedness is not guaranteed by any entity that is not the Company or Vertical Aerospace Group Limited, (d) such Indebtedness is incurred solely for the purposes of financing the development of one or more assembly facilities and related equipment and (e) such Indebtedness is secured solely by Liens on such assembly facilities and related equipment.

“Restricted Subsidiary” shall have the meaning ascribed to such term in the Convertible Notes Indenture.

“SEC” means the United States Securities and Exchange Commission or the successor thereto.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement by and among the Company and the initial holders of Preferred Shares, originally entered into as of the Subscription Date, as amended and restated as of the Amendment and Restatement Date, and as may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Significant Subsidiary” means, as of any date of determination, any Subsidiary of the Company that constitutes, or any group of Subsidiaries of the Company that, in the aggregate, would constitute, a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the 1934 Act) of the Company.

“Specified Premium” means 105%.

“Stated Value” shall mean $1,000 per share, subject to adjustment for share splits, shares dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Issuance Date with respect to the Preferred Shares.

“Subscription Date” means April 20, 2026.

“Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

“Subsidiaries” with respect to any Person, (A) any corporation, company, association or other business entity (other than a partnership or limited liability company) of which more than fifty percent (50%) of the total voting power of the common equity entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (B) any partnership or limited liability company where (i) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into.

“Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York City time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

“Transaction Documents” means the Securities Purchase Agreement, this Certificate of Designations and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Securities Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.

“Unrestricted Subsidiaries” shall have the meaning ascribed to such term in the Convertible Notes Indenture.

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30:00 a.m., New York City time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30:00 start time and 16:00:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:00 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest Closing Bid Price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any shares dividend, share split, shares combination, recapitalization or other similar transaction during such period.

34.           Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company and its Subsidiaries, taken as a whole, the Company shall within two (2) Business Days of such receipt or prior to (or simultaneous with) such delivery, as applicable, publicly disclose such material, non-public information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to such Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be allowed to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. If the Company or any of its Subsidiaries provides material non-public information to a Holder that is not simultaneously filed in a Current Report on Form 6-K and such Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that such Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. Nothing contained in this Section 34 shall limit any obligations of the Company, or any rights of any Holder, under Section 4(i) of the Securities Purchase Agreement.

35.           Absence of Trading and Disclosure Restrictions. The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that, subject to such Holder’s compliance with the provisions of Section 4(k) of the Securities Purchase Agreement, each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information, in each case, in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that, subject to such Holder’s compliance with the provisions of Section 4(k) of the Securities Purchase Agreement, each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

*  *  *

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series A Convertible Preferred Shares of Vertical Aerospace Ltd. to be executed this 12th day of August, 2026.

/s/ Stuart Simpson

Name: Stuart Simpson
Title: Chief Executive Officer

Signature Page to Certificate of Designations
of the Series A Convertible Preferred Shares of
Vertical Aerospace Ltd.

EXHIBIT I

VERTICAL AEROSPACE LTD.
CONVERSION NOTICE

Reference is made to the Amended and Restated Certificate of Designations of Series A Convertible Preferred Shares of Vertical Aerospace Ltd. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Shares, $0.001 par value per share (the “Preferred Shares”), of Vertical Aerospace Ltd., a Cayman Islands exempted company with limited liability (the “Company”), indicated below into Ordinary Shares, $0.001 value per share (the “Ordinary Shares”), of the Company, as of the date specified below.

Date of Conversion:
Aggregate number of Preferred Shares to be converted
Aggregate Stated Value of such Preferred Shares to be converted:
Aggregate accrued and unpaid Dividends with respect to such Preferred Shares, and such Aggregate Dividends to be converted:
AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:
Please confirm the following information:
Conversion Price:
Number of Ordinary Shares to be issued:

Please issue the Ordinary Shares into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐	Check here if requesting delivery in book-entry form to the following name and to the following address:

Issue to:

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

I-1

Date: ,

Name of Registered Holder

By:
Name:
Title:
Tax ID:
Facsimile:

E-mail Address:

I-2

EXHIBIT II

EMAIL ACKNOWLEDGMENT

The Company acknowledges receipt of this Conversion Notice and hereby directs Continental Stock Transfer & Trust Company (the “Transfer Agent”) to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated [_], from the Company and acknowledged and agreed to by the Transfer Agent.